[redacted]

SECURI 10029860 ION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
DIVISION OF MARKET REGULATION

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SEC FILE NUMBER
8-47039

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Resource Investments, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7770 E Camino Real
(No. and Street)

Carlsbad (City) | California (State) | 92009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Richards Rule | (760) 943-3939 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) | Greenwood Village (City) | CO (State) | 80111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gretchen M. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Resource Investments, Ltd., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gretchen Carter
Signature

Chief Financial Officer
Title

Denise Geasland
Notary Public

DENISE GEASLAND
Commission # 1763657
Notary Public - California
San Diego County
MyComm. Expires Sep 23, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

GLOBAL RESOURCE INVESTMENTS, LTD.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Global Resource Investments, Ltd.

We have audited the accompanying statement of financial condition of Global Resource Investments, Ltd. as of December 31, 2009. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Global Resource Investments, Ltd. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 22, 2010

Member of msi Global Alliance
Independent Legal & Accounting Firms

GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 177,681
Cash and cash equivalents at clearing broker	9,553,672
Securities owned, at fair value (Notes 1 and 3)	5,800,391
Due from clearing brokers	227,470
Commissions receivable	511,659
Receivable from affiliates (Note 5)	162,587
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $390,644	107,653
Other assets	242,597
Total assets	**$ 16,783,710**

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Commissions, salaries and taxes payable	$ 856,985
Other liabilities	509,989
Total liabilities	1,366,974
COMMITMENTS AND CONTINGENCIES (Notes 4 and 7)	
PARTNERS' CAPITAL (Notes 1, 2 and 6):	
General partner	154,167
Limited partner	15,262,569
Total partners' capital	15,416,736
Total liabilities and partners' capital	**$ 16,783,710**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Global Resource Investments, Ltd. (the "Partnership") is a California limited partnership which was organized on September 24, 1993 and operates as a securities broker-dealer. The general partner of the Partnership is Rule Investments, Inc. ("RII").

The Partnership, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Partnership does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Partnership by its clearing broker on a fully disclosed basis. The Partnership's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Partnership is a member.

Securities Valuation and Revenue Recognition

The Partnership records proprietary transactions, commission revenue and related expenses on a trade-date basis.

The Partnership values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Securities Valuation and Revenue Recognition *(continued)*

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Partnership values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter (OTC) contracts have bid-and-ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Partnership's valuation policies require that fair value be within the bid-ask range. The Partnership's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price. These securities are included in Level 1 of the fair value hierarchy.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Valuation and Revenue Recognition *(concluded)*

Restricted securities of publicly traded companies are valued at the fair value of the public company's publicly traded securities less a discount. The Partnership discounts the unrestricted fair values based upon various factors such as the length of the restriction period and the underlying stability of the public company. These securities are included in Level 2 of the fair value hierarchy.

The Partnership's investments in private companies consist of direct private equity investments. The transaction price, excluding transaction costs, is typically the Partnership's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values. Ongoing reviews by the Partnership's management are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, comparable transactions and the overall stability of the principal market where the security would trade if the security were public. These nonpublic securities are included in Level 3 of the fair value hierarchy.

Foreign Currency

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Foreign currency translation adjustments arise from changes in the fair values of assets and liabilities, other than investments in securities, resulting from changes in exchange rates. This amount is reported as other comprehensive income or loss in the statement of operations and other comprehensive income or loss.

Furniture and Equipment

Furniture and equipment are depreciated over their estimated lives of five to seven years, while leasehold improvements are amortized over the life of the improvements.

Profit and Loss Allocations

Profits and losses from operations are allocated to partners based on the Agreement of Limited Partnership. The Agreement of Limited Partnership generally provides for this allocation to be made based on the respective partners' capital accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all money market accounts held at their clearing broker to be cash equivalents.

Income Taxes

The financial statements do not include a provision for income taxes because the Partnership is not a taxable entity and its partners are taxed on their respective share of partnership earnings.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2009, the Partnership had net capital and net capital requirements of $9,281,610 and $250,000. The Partnership's net capital ratio (aggregate indebtedness to net capital) was 0.15 to 1. According to Rule 15c3-1, the Partnership's net capital ratio shall not exceed 15 to 1.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Partnership's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Partnership's policies.

The following table presents information about the Partnership's assets measured at fair value as of December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Assets:				
Securities, at fair value	$ 4,173,870	$ 762,123	$ 864,398	$ 5,800,391

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 3 - FAIR VALUE MEASUREMENTS (concluded)

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Partnership has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2009 are as follows:

	Balance as of December 31, 2008	Purchases and Sales, net	Realized and Unrealized Gains and (Losses)	Net Transfers In (Out)	Balance as of December 31, 2009	Change in Unrealized Gain (Loss) On Securities Still Held
Assets:						
Securities, at fair value	$ 263,125	$ 18,000	$ 583,273	$ -	$ 864,398	$ 583,273

NOTE 4 - COMMITMENTS

The Partnership leases office space and equipment from unrelated parties under non-cancelable operating leases expiring through 2012. Future minimum rental commitments under these leases are approximately as follows:

Year	Office Lease	Equipment Lease	Total
2010	$ 258,669	$ 2,370	$ 261,039
2011	265,867	-	265,867
2012	250,866	-	250,866
	$ 775,402	$ 2,370	$ 777,772

Total rental expense, including the leases referred to above, was $323,171 for the year ended December 31, 2009.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Partnership is affiliated with Resource Capital Investment Corporation ("RCIC"). RCIC is the general partner of six investment partnerships, Exploration Capital Partners 1998-B Limited Partnership ("Exploration 1998-B"), Exploration Capital Partners 2000 Limited Partnership ("Exploration 2000"), Exploration Capital Partners 2005 Limited Partnership ("Exploration 2005"), Exploration Capital Partners 2006 Limited Partnership ("Exploration 2006"), Exploration Capital Partners 2008 Limited Partnership ("Exploration 2008") and Exploration Capital Partners 2009 Limited Partnership ("Exploration 2009") (collectively "Exploration"). RCIC receives a profit participation from Exploration based on the net income generated by the investment partnerships.

The Partnership pays a management fee to RII as the general partner. The Partnership pays the general partner a fee of $37,500 on the first day of each calendar quarter. For the year ended December 31, 2009, the Partnership paid management fees of $150,000 to RII.

The Partnership receives normal fees charged for the execution of purchases and sales of securities from Exploration. For the year ended December 31, 2009, the Partnership received $159,007 in commissions and trading fees from Exploration.

The Partnership is also affiliated with Terra Resource Investment Management Corporation ("TRIM") by virtue of common ownership. The Partnership receives a fee for providing back office management and administrative services. For the year ended December 31, 2009, the Partnership earned $172,572 for the performance of such services and had a receivable from TRIM of $61,659 for salaries paid on behalf of the Partnership.

NOTE 6 - OTHER COMPREHENSIVE INCOME/(LOSS)

Changes in accumulated other comprehensive loss for December 31, 2009 are as follows:

	Currency Translation Loss	General Partner	Limited Partner
Balances, December 31, 2008	$ (38,795)	$ (388)	$ (38,407)
Change during 2009	(4,491)	(45)	(4,446)
Balances, December 31, 2009	**$ (43,286)**	**$ (433)**	**$ (42,853)**

NOTE 7 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Partnership's future operating results may be affected by several factors. The investments of the Partnership may be affected by general and local economic, political and social conditions that can affect the prices of the securities in countries in which companies undertake their activities. Markets can also be affected by currency changes, new tax and environmental legislation, laws restricting sales of natural resources and the absence of liquidity in the securities.

In the normal course of business, the Partnership's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Partnership to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Partnership's trading activities, the Partnership has purchased securities for its own account and may incur losses if the market value of the securities changes subsequent to December 31, 2009.

The Partnership has a substantial portion of its assets on deposit with clearing brokers. Assets deposited with clearing brokers are subject to credit risk. In the event of a clearing broker's insolvency, the amounts held with the clearing brokers could be subject to forfeiture.

The Partnership's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts which approximate fair value. Securities owned are valued as described in Note 1.

NOTE 8 - SUBSEQUENT EVENTS

The Partnership has performed an evaluation of subsequent events through January 22, 2010, which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.